Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Hughes Supply's ratio of earnings to fixed charges for each of the periods indicated is as follows (dollars in millions):

	Fiscal Year Ended						Three Months Ended
	January 29, 1999	January 28, 2000	January 26, 2001	January 25, 2002	January 31, 2003	January 30, 2004	April 30, 2004
Income before income taxes	$98.7	$109.6	$80.7	$74.7	$98.2	$94.5	$46.0
Less: (Income)/loss of equity investees	(0.3)	(0.9)	2.8	(0.4)	(0.4)	—	—

	$98.4	$108.7	$83.5	$74.3	$97.8	$94.5	$46.0
Add: interest expense and amortization of debt issuance costs	25.4	31.8	43.3	35.9	30.3	34.6	6.3
rent as interest (a)	11.0	14.3	17.0	17.3	17.2	19.0	5.2
distributed income of equity investees	0.1	0.4	0.5	0.2	2.0	—	—

Total earnings	$134.9	$155.2	$144.3	$127.7	$147.3	$148.1	$57.5

Fixed charges
interest expense and amortization of debt issuance costs	$25.4	$31.8	$43.3	$35.9	$30.3	$34.6	$6.3
capitalized interest	0.1	0.3	0.4	0.1	0.2	0.6	—
rent as interest (a)	11.0	14.3	17.0	17.3	17.2	19.0	5.2

Total fixed charges	$36.5	$46.4	$60.7	$53.3	$47.7	$54.2	$11.5

Ratio of earnings to fixed charges (b)	3.7	3.3	2.4	2.4	3.1	2.7	5.0

(a)	Represents reasonable approximation of the interest portion of rental expense, which was computed as one-third of rental expense relating to operating leases.

(b)	As of the date of this filing, we have no preferred stock outstanding.